Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, Chairman & CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS SECOND QUARTER 2003 FINANCIAL RESULTS

VANCOUVER, CANADA — July 30, 2003 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today reported financial results for the second quarter ended June 30, 2003 (expressed in Canadian dollars).  The Company will also host a conference call today, Wednesday, July 30, 2003 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss the second quarter financial results.

Revenue for the three months ended June 30, 2003 was $1,438,808 compared to $2,058,698 for the second quarter of 2002. The weak world economy and semiconductor industry for the past two years have reduced capital spending and have lengthened Triant’s sales cycle in some cases. For example, a new order for $0.8 million that Triant had anticipated for the second quarter was received subsequent to quarter-end. Triant believes the demand for APC (Advanced Process Control) products and services will continue to increase on a year-over-year basis as customers realize their benefits. During the second quarter of 2003, Triant continued to pursue licensing, service and maintenance opportunities for ModelWare and related products with various semiconductor manufacturers through Triant’s distribution channels in Asia and directly in Europe and the United States. Triant received $1.8 million in new orders during the second quarter of 2003 compared to $4.1 million for the second quarter of 2002. Triant ended the second quarter of 2003 with deferred revenue and backlog totalling $0.8 million compared to $2.6 million at the end of the second quarter of 2002.

Loss from operations for the three months ended June 30, 2003 was $638,612 compared to $788,606 for the second quarter of 2002. Net loss for the three months ended June 30, 2003 was $749,335, or a loss per share of $0.02, compared to $1,042,995, or a loss per share of $0.03, for the second quarter of 2002.

Revenue for the six months ended June 30, 2003 was $2,508,176 compared to $3,428,887 for the six months ended June 30, 2002. During the six months ended June 30, 2003, Triant received $2.3 million in new orders compared to $5.1 million for the six months ended June 30, 2002.

Loss from operations for the six months ended June 30, 2003 was $1,738,625 compared to $2,044,894 for the six months ended June 30, 2002. Net loss for the six months ended June 30, 2003 was $2,407,218, or a loss per share of $0.06, compared to a net loss of $2,189,554, or a loss per share of $0.05, for the six months ended June 30, 2002 due to foreign exchange losses on U.S. dollar denominated cash, cash equivalents and short-term investments as a result of the significant appreciation of the Canadian dollar during the first half of 2003.

Triant estimates its break-even revenue point for 2003 at around $10 million, which is based on its estimates of a 76% average gross margin, $4.2 million for research and development expenses, and $3.6 million for selling, general and administrative expenses. As substantially all of Triant’s sales are conducted in U.S. dollars and its expenses are primarily in Canadian dollars, it should be noted that a stronger Canadian dollar has the effect of making it more challenging to reach this break-even point.

As at June 30, 2003, Triant maintained a cash, cash equivalents and short-term investments balance of $8.5 million compared to $12.4 million as at December 31, 2002.

Commenting on the results, Robert Heath, Triant’s Chairman and Chief Executive Officer, stated: “Although the second quarter in 2003 represented a lower revenue performance than the second quarter of 2002, we believe Triant can increase revenue in 2003 by meeting the following objectives:

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Expanding deployments of ModelWare in existing accounts and opening up new accounts in Asia, USA and Europe where evaluations are in-progress

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Aggressively pricing ModelWare for fab-wide deployment

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Continuing to build an excellent global sales, support and service organization

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Focusing our applications engineering group on solving our customers’ tough manufacturing problems thereby providing a solid return on investment for the deployment of ModelWare

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Enhancing ModelWare; developing new and complementary products aimed at the semiconductor industry; and cautiously exploring new vertical markets

“We are making good progress in our market development activities, which include opening up new accounts and further strengthening our relationships with key existing accounts. We are currently deployed on over 3,000 pieces of equipment which we believe clearly puts us in a leading position amongst APC vendors.

“We continue to focus on securing fab-wide licenses for ModelWare and during the second quarter we were successful in obtaining a fab-wide license at one of our European customers. We also anticipate entering into several other fab-wide licenses in the near term. In addition, we received our first order from a foundry and we continue to be positive about our opportunities in Korea, Japan and Taiwan.

“We completed three successful evaluations in the second quarter – all in Asia. We have received orders from two of these and we are expecting to receive an order from the third in the near term.

“Despite the industry uncertainty, our customers are cautiously deploying APC solutions to provide them with a competitive advantage in the area of advanced manufacturing. We are seeing more and more focus from our customers on fab-wide deployments as they realize the benefits of our solution.

“Our outlook for the remainder of 2003 continues to be positive, as we believe Triant is the industry leader in terms of the number of fault detection licenses implemented. Our increasing deployments of ModelWare licenses globally, indicate that there is a growing demand for this technology from the leading semiconductor manufacturers.”

Conference Call Access Information

Triant will host a conference call today, Wednesday, July 30, 2003 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss the second quarter 2003 financial results. The dial-in number for the call is 416.695.5806 and the Conference Code is 1459874. A replay of the conference call will be available today, Wednesday, July 30, 2003 after 4:45 p.m. Pacific Time (7:45 p.m. Eastern Time). The replay number is 416.695.5800 and the Conference Code is 1459874.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

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Unaudited Financial Tables Follow –

TRIANT TECHNOLOGIES INC.

Summary Consolidated Statements of Operations

(Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Revenue	$ 1,438,808	$ 2,058,698	$ 2,508,176	$ 3,428,887
Cost of revenue	328,870	593,397	627,348	884,465
Gross margin	1,109,938	1,465,301	1,880,828	2,544,422

Operating expenses
Research and development	910,183	1,444,763	1,906,339	3,008,118
Selling, general and administrative	838,367	809,144	1,713,114	1,581,198
Total operating expenses	1,748,550	2,253,907	3,619,453	4,589,316

Loss from operations	(638,612)	(788,606)	(1,738,625)	(2,044,894)

Interest and other income	53,352	55,738	88,568	168,237

Foreign exchange loss	(164,075)	(310,127)	(757,161)	(312,897)

Net loss for the period	(749,335)	(1,042,995)	(2,407,218)	(2,189,554)

Loss per share	$ (0.02)	$ (0.03)	$ (0.06)	$ (0.05)

Weighted average number of
common shares outstanding	41,402,675	41,568,000	41,402,675	41,567,589

Number of common shares issued
and outstanding	41,402,675	41,592,175	41,402,675	41,592,175

TRIANT TECHNOLOGIES INC.

Summary Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	June 30, 2003	December 31, 2002

Cash, cash equivalents and short-term investments	$ 8,540,931	$ 12,442,039
Accounts receivable, net	1,548,454	1,216,233
Prepaid expenses and deposits	114,268	137,310
Inventory	165,000	-
Capital assets	537,735	517,211
Total assets	10,906,388	14,312,793
Accounts payable and accrued liabilities	1,487,755	1,904,518
Deferred revenue	291,012	873,436
Total liabilities	1,778,767	2,777,954
Total shareholders’ equity	9,127,621	11,534,839